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           CONNECTICUT GENERAL LIFE INSURANCE COMPANY
                     HARTFORD, CONNECTICUT

                  JOINT AND SURVIVORSHIP RIDER

This rider is made part of the policy to which it is attached (the "Base Policy") if it is listed in the Policy Specifications. The rider will convert the individual Base Policy to a Joint and Survivorship policy, payable on the death of the second of the two Insureds to die.

I.   In general, the Base Policy will be revised as follows:

     (a)  All references to the "death of the Insured", or "the
          Insured's death", or similar context, in the Base
          Policy will by reason of this rider be interpreted "the death of the second of the two Insureds to die."

     (b) Features of the Base Policy that are allowed "while the Insured is alive", or "during the lifetime of the Insured", or similar context, will by reason of this rider be allowed "while at least one of the Insureds is alive". These features include:

               -  Rights of Owner
               -  Surrenders and Partial Surrenders
               -  Repayment of Indebtedness
               -  Extension of Coverage

     (c) Additional Premium Payments will be allowed up to the younger Insured's age 100 or to the death of the second of the two Insureds to die, whichever is earlier.


II. Policy Schedule Pages that are affected by this change are attached in their amended format. Both the rider and the amended Schedule pages should be attached to the Base
     Policy.

     The affected Schedule Pages are:

     -  Policy Specifications

     -  Table of Guaranteed Maximum Cost of Insurance Rates

     -  Table of Corridor Percentages

     -  Table of Net Single Premium Factors


III. Specific Policy Provisions affected by the rider

     REINSTATEMENT. Reinstatement is allowed at any time, however, the requirement for evidence of insurability is modified as follows:

     (a) Will be required with respect to both insureds if the lapse occurred while both Insureds were alive, or
     (b) Will be required for the survivor if the lapse occurred after the death of one of the Insureds.

     OWNER. The Owner on the date of Issue will be as designated in the application. If no Owner is designated on the application, the policy is owned jointly by both Insureds. After the first death, the Owner is the surviving Insured unless otherwise stated.

     COST OF INSURANCE RATES. Monthly cost of insurance rates will be determined from time to time by the Company based on, among other things, its expectations of future mortality. The rates will also be based on the Insureds' attained age, sex, underwriting class, and years since issue. Any change in cost of insurance rates will apply to all individuals of the same classes as the Insureds. Under no circumstances will the cost of insurance rates ever be greater than those shown in the Table of Guaranteed Maximum Cost of Insurance Rates. Such guaranteed maximum rates are based on the applicable Commissioners 1980 Standard Ordinary Mortality Table (age nearest birthday) modified by any flat extra or risk factors for the applicable premium class for each person insured.

     The determination on each Monthly Anniversary Date of the then current monthly cost of insurance rate and the corresponding maximum monthly cost of insurance rate applicable under this policy is based upon an acturial formula that reflects one-alive and both-alive probabilities and uses mortality rates for individuals of the same classes as the Insureds. Such actuarial formula has been filed with the insurance supervisory official of the jurisdiction in which this policy is delivered.

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EFFECTIVE DATE OF COVERAGE.  The effective date of the policy will be the Date of Issue provided the initial premium has been paid (1) while both Insureds are alive, and (2) prior to any change in the health or insurability of the Insureds as represented in the original application.

Effective date of reinstatement is revised to require that at least one of the Insureds be alive on such a day.

EXTENSION OF COVERAGE. Provision will be Implemented at the younger of the two Insureds' age 100.

MISSTATEMENT OF AGE. By reason of this rider the provision now relates to either Insured.

SUICIDE. By reason of this rider the provision now relates to either Insured.

INCONTESTABILITY. Policy or increase must be in force for 2 years during the lifetime of each Insured.

EXCHANGE TO SINGLE LIFE POLICIES. If while both Insureds are alive, a change in the Internal Revenue Code would result in a less favorable tax treatment of the insurance provided under this policy or if the Insureds are legally divorced while this policy is in force, the Owner may exchange this policy for separate single life policies on each of the Insureds subject to the following conditions: (a) evidence of insurability satisfactory to the Company is furnished, (b) the Amount of Insurance of each new policy is not larger than one half of the Amount of Insurance then in force under this policy, (c) the premium for each new policy is determined according to the Company's rates then in effect for that policy based on each Insured's then attained age, sex, and underwriting class, and (d) any other requirement as determined by the Company are met. The new policies will not take effect until the date all such requierments are met.

Except as specifically amended by this rider, all of the provisions, limitations and exclusions of the Base Policy remain in full force and effect.


                                             /s/ Byron Oliver

                                             President

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